Filed pursuant to Rule 253(g)(2)
File No. 024-11452

OFFERING CIRCULAR DATED SEPTEMBER 9, 2021

MADRE TIERRA MINING LTD.

57,142,857 Units

1321 Blanshard Street, Suite 301
Victoria, British Columbia, Canada V8W 0B6
1-855-501-1334
www.madretierragold.com

Madre Tierra Mining Ltd., a corporation formed under the laws of the Province of British Columbia (the “Company”, “we,” or “our”), is offering up to 57,142,857 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in this offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $0.75 per Warrant Share, subject to certain adjustments, over a 24-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.50 per Unit on a “best efforts” basis. We are selling our Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the “Securities Act”), and we intend to sell the Units either directly to investors or through registered broker-dealers who are paid commissions. The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with this Offering.  This Offering will terminate on the earlier of (i) September 7, 2022 (a date 12 months following qualification of this Offering), (ii) the date on which the Maximum Offering is sold, or (iii) when the Board of Directors of the Company elects to terminate the offering (in each such case, the “Termination Date”). There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin utilizing the first proceeds we receive from the Offering towards our business strategy, including, without limitation, facility expenses, research and development expenses, offering expenses, working capital and general corporate purposes, and other uses, as more specifically set forth in the “Use of Proceeds” section of this Offering Circular. The minimum investment amount for an investor is $1,000; however, we reserve the right to waive this minimum in the sole discretion of our management. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering, or (ii) the Termination Date. We expect to commence the sale of the Units as of the date on which the Offering Statement of which this Offering Circular (the “Offering Circular”) is a part (the “Offering Statement”) is qualified by the SEC.

Units sold to Canadian investors will be subject to a statutory hold period in accordance with Section 2.5(2)(3)(ii) of National Instrument 45-102. Accordingly, an investor in the Units must not trade the Units before the date that is 4 months, and a day after the date such investor acquires the Units.  This hold period will apply to investors located in the United States. See “Securities Being Offered” for additional information.

Investing in our Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares involve a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” starting on page 8 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Discount and Commissions	Proceeds to the Company(2)	Proceeds to Other Persons
Per Unit (each Unit Consisting of One Common Share and One-half of one Warrant)	$0.50	(1)	$0.485	$0.015
Per Common Shares underlying each Warrant	$0.75	(1)	$0.75	$0.00
Total Maximum(3)	$49,999,999.50	(1)	$49,142,857.02	$857,142.48

(1)
The minimum investment amount for each subscription is 2,000 Units or $1,000. The Offering is being made directly to investors by the management of the Company on a “best efforts” basis.  We reserve the right to offer the Units through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”). The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with this Offering.  The Company has agreed to pay Dalmore a one-time fee of $5,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 3% commission on the aggregate amount raised by the Company from investors in the specified states from the sale of Units. Commissions are not payable upon exercise of the Warrants. Additionally, the Company has engaged Dalmore as a consultant to provide ongoing general consulting services relating to this Offering and shall pay a one-time consulting fee of $50,000 which is due and payable immediately after FINRA issues a No Objection Letter and this Offering Circular is qualified by the SEC. Additionally, as required by the agreement with Dalmore, the Company shall also be responsible to pay the $8,000 FINRA corporate filing fee.

(2)
The amounts shown in the “Proceeds to the Company” column include a deduction of 3% for commissions payable to Dalmore on all the Units being offered. The 3% commission will only be paid on investments in the seven states where Dalmore is engaged to provide broker-dealer services (Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey), although the Company intends to offer Units in all states within the United States and in certain provinces of Canada (and other non-U.S. jurisdictions). The amount of total estimated proceeds to the Company in the table above also includes a deduction of $55,000 for the one-time setup fee and the one-time consulting fee payable to Dalmore. The amounts shown are before deducting other organization and Offering costs to be borne by the Company, including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering of the Units (See “Use of Proceeds to Issuer” and “Plan of Distribution and Selling Securityholders”).

(3)
The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act for Tier 2 offerings. The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are only issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment per investor. The Total Maximum Offering amounts include the aggregate price and future aggregate potential proceeds of $21,428,571 with respect to the Warrant Shares if all 57,142,857 Units are sold and all 28,571,428 Warrant Shares are sold upon exercise of the Warrants issued in the Offering. There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin utilizing the first proceeds we receive from the Offering towards our business strategy.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This Offering Circular contains all of the representations by us concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

Sale of our Units will commence on approximately September 9, 2021.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

The date of this Offering Circular is September 9, 2021

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the “Offering Circular.” You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date or as of the respective dates of any documents or other information incorporated herein by reference, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

This Offering Circular is part of an Offering Statement that we filed with the Securities and Exchange Commission (the “SEC”) using a continuous offering process.  Periodically, we may provide an offering circular supplement that would add, update or change information contained in this Offering Circular.  Any statement that we make in this

Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement.  The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular.  You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC.  The Offering Statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of the Company are based on information from various public sources. This Offering Circular also includes statistical and other market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations. All references in this Offering Circular to “$” or “dollars” are to United States dollars, unless specifically stated otherwise.

In this Offering Circular, unless the context indicates otherwise, references to the “Company,” “we,” “our,” and “us” refer to the activities of and the assets and liabilities of the business and operations of Madre Tierra Mining Ltd., a Canadian corporation formed under the laws of the Province of British Columbia, and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms, or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

Business risks including:

•	limited operating history;
•	the success of our mining operations will require significant capital resources;
•	reliance on licenses and authorizations;
•	regulatory compliance risks;
•	retention and acquisition of skilled personnel;
•	risks inherent in the mining business;
•	competition;
•	legal and regulatory proceedings;
•	ability to establish and maintain bank accounts;
•	insurance coverage;
•	protected areas established by the National System of Protected Areas;
•	changes in corporate structure;
•	emerging market risks; and
•	global economy risks.

Risks related to investment in a company with Colombian operations including:
•	economic and political risks inherent with any investment in Colombia;
•	governmental influence on the Colombian economy;
•	internal security issues; and
•	political and economic instability in the region.

Financial and accounting risks including:
•	foreign sales;
•	estimates or judgments relating to critical accounting policies;
•	tax risks; and
•	failure to develop our internal controls.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above.

Company Information

Madre Tierra Mining Ltd. (the “Company,” “MTM”, “Madre Tierra”,  “MTM Sub”, “we,” “our,” and “us”) was formed on May 7, 2020 under the laws of the Province of British Columbia, and is headquartered in Victoria, British Columbia.  The Company was formed to engage in gold exploration and mining in Colombia and elsewhere in South America.

Our principal place of business and mailing address is Madre Tierra Mining Ltd., 1321 Blanshard Street, Suite 301, Victoria, British Columbia, Canada V8W 0B6, and our telephone number is 1-855-501-1334.  Our Colombian-based offices are located at Cra. 7 #156-68 Torre 3, Office No. 1103, Bogota, Colombia. Our management as well as our corporate records will be located at our British Columbia office, while our Colombia-based office will primarily house the operations of MTM Sub. Our website address is www.madretierragold.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

Organizational Structure
The Company has a majority-owned subsidiary as set forth below:
Madre Tierra Mining Ltd. (British Columbia)

90%

Madre Tierra Mining S.A.S. (Colombia)

Our Business

MTM is a private mineral exploration active in Colombia with an emphasis on generating gold exploration projects with world-class discovery potential.  MTM is also dedicated to the commercialization of gold domestically in Colombia and internationally as a “commercializadora internacional de oro” (international gold trading company) pursuant to the Agencia Nacional de Mineria authorization to explore and exploit gold minerals and corresponding concessions, in accordance with the provisions of article 14,15, 46,47,59,60,61,73 OF LAW 685 of the Mining Code (the “Commercialization License”) held by MTM Sub (as defined below) and registered with the Ministerio de Comercio, Industria y Turismo (the Ministry of Commerce, Industry and Tourism) (the “MCIT”).

MTM is focused on the exploration of its 90% owned El Carlinita project (the “Project”) located in the municipalities of Montecristo and Santa Rosa del Sur, Bolivar, Colombia.  All mineral rights for the Project are registered with the Agencia Nacional de Mineria (ANM) in Colombia and are held by MTM’s majority owned local subsidiary, Madre Tierra Mining S.A.S. (“MTM Sub”).
Pursuant to the Commercialization License, MTM Sub intends to purchase raw gold from private licensed miners and sell such raw gold, at a higher price, to gold refineries in Colombia and internationally.
Description of Mineral Property

The El Carlinita Project is located in the municipalities of Montecristo and Santa Rosa, in the southern portion of the Department of Bolivar, approximately 199 km south of the city of Bucaramanga.  The Project is comprised of one mining concession (No. ICQ-0800362X) covering 56.5 hectares. All mineral rights for the El Carlinita Project are registered with the ANM in Colombia and are held by MTM Sub.

The South of Bolivar region is recognized for its gold production as evidenced by numerous artisanal mining centers. The most important of these mining centers include Pueblito Mejía, Santa Cruz, Buena Seña, Arenales-Norosi, Cerro del Oso, Las Nieves, and Santa Rosa del Sur.

Although, the area comprising the El Carlinita Project has been only explored by its previous owners using modern and systematic exploration techniques, such as detailed geological mapping, geochemistry and geophysics surveys, some junior and senior gold companies including B2Gold (La Puya-La Chiva mine), Braeval Mining Corporation (Las Nieves), Cabia Goldhills Inc. (Pueblito Mejia) and Ashmont Resources Corp. (Santa Cruz), among others, have been active running various exploration programs.

The Company’s current focus is to complete a comprehensive exploration program at the El Carlinita Project to complete a mineral resource estimate that meets NI 43-101 standards.  Please see “Description of Property” on page 26 for more information.
Competitive Conditions
Gold is freely sold into the international marketplace with virtually no restrictions. The price of gold is derived largely from a complex interaction of market forces.

Risks Related to Our Business
Our business and our ability to execute our business strategy are subject to a number of risks, which are more fully described in the section titled “Risk Factors” beginning on page 8. These risks include, among others:

Business risks including risk related to:
•	lack of revenue;
•	metal prices;
•	novel coronavirus;
•	global economy;
•	competition;
•	legal and regulatory proceedings;
•	the nature of mining, mineral exploration and development projects;

•	licenses and permits, laws and regulations
•	environmental risks;
•	title to properties;
•	no mineral reserves have been estimated at the El Carlinita Project;
•	insurance;
•	key personnel;
•	dependence on outside parties;
•	limited property portfolio;
•	community relations and license to operate;
•	emerging market risks;
•	additional financings;
•	dilution; and
•	no minimum capitalization

Risks related to investment in a company with Colombian operations including:
•	difficulty understanding how changing market and economic conditions in Colombia will affect our financial results;
•	economic and political risks inherent with any investment in Colombia;
•	the Colombian government and its central bank exercise significant influence on the Colombian economy;
•	internal security issues and guerrilla activity in Colombia; and
•	regional economic and political instability.

Financial and accounting risks including:
•	foreign exchange rates;
•	estimates or judgments relating to critical accounting policies;
•	tax risks; and
•	failure to develop internal controls.

Risks related to our securities including:

•	increased regulatory burden from listing of our securities;
•	no existing market for our Common Shares;
•	our executive officers and directors and their respective affiliates may continue to exercise significant control over our Company;
•	conflicts of interest;
•	the Company has broad discretion in how it uses the proceeds of the Offering;
•	we will incur increased costs as a result of our public reporting obligations;
•	there is no minimum offering amount; and,
•	forum selection.

Our financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, we have funded operations with proceeds from the sale and issuance of equity to investors. Our future viability is largely dependent upon our ability to raise additional capital to finance our operations. Our management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although our management continues to pursue these plans, there is no assurance that we will be successful with this Offering or in obtaining sufficient financing on terms acceptable to us to continue to finance our operations, if at all. These circumstances raise substantial doubt on our ability to continue as a going concern, and our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

THE OFFERING

We are offering the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares pursuant to Tier 2 of Regulation A of the Securities Act of 1933.

Issuer:	Madre Tierra Mining Ltd., a corporation incorporated in the Province of British Columbia, Canada.

Units Offered:
A maximum of 57,142,857 units (the “Units”) at an offering price of $0.50 per Unit, each Unit being comprised of:
• one common share in the capital of the Company, with no par value per share (a “Common Share”); and
• one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $0.75 per share, subject to customary adjustments, over a 24-month exercise period following the date of issuance of the Warrant.

Warrant Shares Offered:	A maximum of 28,571,428 Warrant Shares at an exercise price of $0.75 per Warrant Share, subject to customary adjustments, over a 24-month exercise period following the date of issuance.

Common Shares Outstanding before the Offering (1):	70,000,000 Common Shares.

Common Shares to be Outstanding after the Offering (1):	127,142,857 Common Shares if the maximum Units are sold, or 155,714,285 Common Shares upon exercise of the Warrants if the maximum Units are sold and the maximum Warrant Shares are issued.

Price per Unit:	$0.50

Exercise Price of Warrant Per Share	$0.75, subject to customary adjustments as described in the form of Warrant included as Exhibit 3.2 hereto.

Use of Proceeds:
If we sell all of the 57,142,857 Units being offered, and all of the 28,571,428 Warrant Shares underlying the Units being offered, our net proceeds (after deducting fees and commissions and estimated offering expenses) will be approximately $48,250,000. We will use these net proceeds for gold exploration expenses, working capital and general corporate purposes, and such other purposes described in the “Use of Proceeds to Issuer” section of this Offering Circular.

Resale Restrictions:	See “Securities Being Offered – Resale Restrictions” on page 36.

(1)
Excludes 7,000,000 Common Shares issuable upon exercise of stock options outstanding which are exercisable at an exercise price of $0.05 per share and 7,000,000 Common Shares issuable upon exercise of common share purchase warrants outstanding which are exercisable at an exercise price of $0.05 per share.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the price of our Common Shares could decline and you may lose all or part of your investment. See “Cautionary Statement Regarding Forward Looking Statements” above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.

Risks Related to our Business and Industry

No Revenues
To date, the Company has limited operating history and has not recorded any revenues from operations nor has the Company commenced production on any property. There can be no assurance that the Company will always have sufficient capital resources to continue as a going concern, or that significant losses will not occur in the near future or that the Company will be profitable in the future. The Company’s expenses and capital expenditures will increase as consultants, personnel and equipment associated with the exploration and possible development of its properties are advanced. The Company expects to continue to incur losses unless and until such time as it enters into commercial production and generates sufficient revenues to fund its continuing operations. The development of the Company’s properties will continue to require the commitment of substantial resources. There can be no assurance that the Company will continue as a going concern, generate any revenues or achieve profitability.
Metal Prices
Precious and base metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company.  The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices.  Such external economic factors are in turn influenced by changes in international investment patterns, national fiscal policies, monetary systems and political developments. The price of gold, silver and other metals has fluctuated widely in recent years. Future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Corporation’s business, financial condition and result of operations.  Moreover, the ability of the Corporation to fund its activities and the valuation of investor companies will depend significantly upon the market price of precious and other metals.
Novel Coronavirus
As the novel coronavirus (or “COVID-19”) continues to spread worldwide, its impact on international business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts is becoming increasingly acute.  Management is in the process of assessing the impact of COVID-19 on the Company’s operations and more specifically whether liquidity could become an issue due to access to capital markets becoming impaired.
Global Economy
Adverse national and international economic conditions may reduce future demand for our product, which would negatively impact Company revenues and possibly its ability to continue operations. It is not possible to accurately predict the potential adverse impacts on the Company, if any, of current economic conditions on its financial condition, operating results and cash flow.
Competition
The Company competes with many other mining companies that have substantially greater resources than the Company. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or obtain the capital necessary to fund the Company’s operations and develop its properties. The Company’s inability to compete with other mining companies for these resources would have a material adverse effect on the Company’s results of operations and business.

Legal and Regulatory Proceedings.
From time to time, we may be a party to legal and regulatory proceedings, including matters involving governmental agencies, entities with whom it does business and other proceedings arising in the ordinary course of business. We will evaluate our exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have an adverse impact on our financial results. Litigation, complaints, and enforcement actions involving us could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on our future cash flows, earnings, results of operations and financial condition.
Nature of Mining, Mineral Exploration and Development Projects
Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable mineral reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of mineral resources or mineral reserves. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.
Mining operations generally involve a high degree of risk.  The Company’s operations are subject to the hazards and risks normally encountered in mineral exploration and development, including environmental hazards, explosions, and unusual or unexpected geological formations or pressures.  Such risks could result in damage to, or destruction of, mineral properties, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.
Licences and Permits, Laws and Regulations
The Company’s exploration and development activities (and those of investee companies) require permits and approvals from various government authorities, and are subject to extensive federal and local laws and regulations governing prospecting, exploration, development, production, transportation, exports, taxes, labour standards, occupational health and safety, mine safety and other matters.  Such laws and regulations are subject to change, can become more stringent and compliance can therefore become more time-consuming and costly.  In addition, the Company may be required to compensate those suffering loss or damage by reason of its activities. The Company will be required to obtain additional licences and permits from various governmental authorities to continue and expand its exploration and development activities.  There can be no guarantee that the Company will be able to maintain or obtain all necessary licences, permits and approvals that may be required to explore and develop its properties (or that its investee companies would also succeed).
Environmental Risks
The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental legislation is evolving in a manner that is creating stricter standards, while enforcement, fines and penalties for non‑compliance are more stringent. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. Furthermore, any failure to comply fully with all applicable laws and regulations could have significant adverse effects on the Company, including the suspension or cessation of operations.

Exploration and mining operations involve risks of releases to soil, surface water and groundwater of metals, chemicals, fuels, liquids having acidic properties and other contaminants. Significant risk of environmental contamination from present and past exploration or mining activities still exists for mining companies.
Title to Properties
Acquiring the ownership of title to resource properties is a very detailed and time-consuming process.  Title to, and the area of, the mining claims may be disputed.  There is no guarantee that such title will not be challenged or impaired.  There may be challenges to the title of the properties in which the Company may have an interest, which, if successful, could result in the loss or reduction of the Company’s interest in its properties.
No Mineral Reserves have been estimated at the El Carlinita Project
The El Carlinita Project is in the exploration stage and sufficient work has not been done to define a mineral reserve.  There is no assurance given by the Company that continuing work on the property will lead to defining the mineralization with enough confidence and in sufficient quantities to report it as a mineral reserve.
Insurance
The Company’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of: the Company’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their products, or costs, monetary losses and potential legal liability and adverse governmental action. The Company may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure. This lack of insurance coverage could result in material economic harm to the Company.

Key Personnel

The senior officers of the Company are critical to its success. Recruiting qualified personnel as the Company grows is critical to its success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition, particularly in Colombia, for such persons is intense. As the Company’s business activity grows, it will require additional key financial, administrative, regulatory and mining personnel as well as additional operations staff. If the Company is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have an adverse impact on future cash flows, earnings, results of operations and the financial condition of the Company.

Dependence on Outside Parties
The Company has relied upon consultants, geologists, engineers and others and intends to rely on these parties for exploration and development expertise. Substantial expenditures are required to construct mines, to establish mineral resources and reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract metal from ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.
Limited Property Portfolio
At this time, the Company holds an interest in the El Carlinita Project. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting this property could have a material adverse effect upon the Company and would materially and adversely affect the potential future mineral resource production, profitability, financial performance and results of operations of the Company.

Community Relations and License to Operate
The Company’s relationship with the local communities where it operates is critical to ensure the future success of its existing activities and the potential development and operation of its El Carlinita Project. Failure by the Company to maintain good relations with local communities can result in adverse claims and difficulties for the Company.  There is also an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. NGOs and civil society groups, some of which oppose resource development, are often vocal critics of the mining industry and its practices, including the use of hazardous substances and the handling, transportation and storage of various waste, including hazardous waste. Adverse publicity generated by such NGOs and civil society groups or others related to the extractive industries generally, or the Company’s operations specifically, could have a material adverse impact on the Company and its reputation. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to the Corporation’s overall ability to advance its projects, which could have a material adverse impact on the Company’s business, results of operations and financial condition.
Emerging Market Risks.
Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. All of our operations are in Colombia, see “Risks Related to Operations in Colombia”.
Additional Financings
We will need, but may be unable to, obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.
In the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Shares will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. There can be no assurance that we will be able to generate any investor interest in our securities. If we do not obtain additional financing, our business may never commence, in which case you would likely lose the entirety of your investment in the Company.
Even if this Offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
The proceeds from this Offering, excluding potential proceeds from the sale of Warrant Shares upon exercise of all the Warrants, will be up to $28,571,428 before deducting offering expenses payable by us. We expect that if the maximum sale of Units is achieved, the net proceeds from this Offering will be sufficient to fund our current operations for at least the next twenty-four months. However, we may not achieve the maximum sale of Units and Warrant Shares, and/or our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities may dilute our existing shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.
Dilution
If you purchase our Units in this Offering, you will incur immediate and substantial dilution in the book value of your Units.
You will suffer immediate and substantial dilution in the net tangible book value of the Units you purchase in this Offering. Assuming an offering price of $0.50 per Unit and $0.75 per Warrant Share, and assuming all 57,142,857 Units are sold and all 28,571,428 Warrant Shares are issued for estimated net proceeds of $48,250,000 (after deducting  estimated  offering expenses), purchasers of Units in this Offering will experience dilution of approximately  $0.27 per Unit in net tangible book value of the Units. In addition, investors purchasing Units in this Offering will contribute up to 98% of the total amount invested by shareholders since inception, but will only own approximately 55% of the Common Shares outstanding.
No Minimum Capitalization.
We do not have a minimum capitalization, and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements. We do not have any track record for self-underwritten Regulation A offerings and there can be no assurance the Maximum Offering or any other amount will be sold in this Offering. There is no assurance that we will raise sufficient capital solely from this Offering to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.
Risks Related to Operations in Colombia
Our operations are located in Colombia, which may make it more difficult for investors to understand and predict how changing market and economic conditions will affect our financial results.
Our principal office is located in British Colombia. However, MTM Sub will maintain operations in Colombia and, consequently, such operations are subject to the economic, political and tax conditions prevalent in that country. The economic conditions in Colombia are subject to different growth expectations, market weaknesses and business practices than economic conditions in other markets. We may not be able to predict how changing market conditions in Colombia will affect our financial results.
As of the date of this Offering Circular, Colombia’s long-term foreign currency sovereign credit ratings were affirmed “Baa2” by Moody’s, “BBB-” by S&P and “BBB-” by Fitch, three of the main rating agencies worldwide.

According to the Colombian Central Bank, Colombia’s economic growth is expected to recover to close to 4.1% in 2021 after a recession in 2020 as a result of the country’s containment measures to COVID - 19. The Andean country’s economy has suffered as low oil prices and a coronavirus lockdown have shuttered businesses and sent unemployment soaring. The central bank has said the economy is set to contract between 6% and 10% in 2020, with a shrinking of 8.5% as the most likely scenario. Inflation will begin to increase from the first quarter of 2021, it said, “in part because of lower comparative figures from the year before and the reversal of government economic relief.”
Excess capacity will remain high, unemployment will mean little pressure on labor costs and exchange rate pressures will be moderate.
Colombia’s economy, like most Latin-American countries, continues to suffer from the effects of lower commodity prices, mainly oil, reflected in its elevated level of external debt. Even though the country has taken measures to stabilize the economy, it is uncertain how these measures will be perceived and if the intended goal of increasing investor’s confidence will be achieved.
Economic and political conditions in Colombia may have an adverse effect on our financial condition and results of operations.
Our operations are located in Colombia. Consequently, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely impact our financial condition and results of operations in the future. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies the Colombian government will adopt and whether those policies would have a negative impact on the Colombian economy or on our business and financial performance in the future.
We cannot assure you whether current stability in the Colombian economy will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.
The Colombian Government and the Central Bank exercise significant influence on the Colombia economy.
Although the Colombian government does not impose foreign exchange controls on trade, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Central Bank of Colombia (the “Central Bank”) to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes our Colombian subsidiary from possessing, utilizing or remitting U.S. Dollars would impair our financial condition and results of operations, and would impair the Colombian subsidiary’s ability to convert any dividend payments to U.S. dollars.
The Colombian government and the Central Bank may also seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years.

Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy and our financial condition.
Colombia is subject to sustained internal security issues, primarily due to the activities of guerrilla groups, such as dissidents from the former Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” the National Liberation Army (Ejército de Liberación Nacional), or “ELN,” paramilitary groups, drug cartels and criminal gangs (Bacrim). In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers and participating in drug trafficking activities. Even though the Colombian government’s policies have reduced guerilla presence and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including on our customers, employees, results of operations and financial condition. The Colombian government commenced peace talks with the FARC in August 2012, and peace negotiations with the ELN began in November 2016. The Colombian government and the FARC signed a peace deal on September 26, 2016, which was amended after voters rejected it in the referendum held on October 2, 2016. The new agreement was signed on November 24, 2016 and was ratified by the Colombian Congress on November 30, 2016 and is being implemented after four years of negotiations. Pursuant to the peace agreements negotiated between the FARC and the Colombian government in 2016, the FARC occupies five seats in the Colombian Senate and five seats in the Colombian House of Representatives. The new deal clarifies protection to private property, is expected to increase the government’s presence in rural areas and bans former rebels from running for office in certain newly created congressional districts in post-conflict zones. As a result, during the transition process, Colombia may experience an increase in internal security issues, drug-related crime and guerilla and paramilitary activities, which may have a negative impact on the Colombian economy. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to implementation of the agreement with FARC and ongoing peace negotiations, if any, which may result in legislation that increases the tax burden of Colombian companies.
Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands continue to exist in Colombia, and allegations have surfaced regarding members of the Colombian congress and other government officials having ties to guerilla and paramilitary groups. Although the Colombian government and ELN have been in talks since February 2017 to end a five-decade war, the Colombian government has suspended the negotiations after a series of rebel attacks. On January 17, 2019, a car with explosives burst through the gates at a police academy in Bogotá resulting in 21 people dead and many injured. The Colombian Defense Minister confirmed that the terrorist attack was perpetrated by the ELN. Any possible escalation in the violence associated with this terrorist attack and/or these activities may have a negative impact on the Colombian economy. In addition, the current administration has not honored the peace protocols to be applied in the event of a suspension of peace negotiations entered into by the prior administration, on the grounds that these protocols are only binding to the administration that agreed to them. This situation could result in escalated violence by the ELN and may have a negative impact on the credibility of the Colombian government which could in turn have a negative impact on the Colombian economy. Any terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved with our operations.
Political and economic instability in the region may affect the Colombian economy and, consequently, our results of operations and financial condition.
Some of Colombia’s neighboring countries, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. According to figures from the United Nations, more than two million Venezuelans have emigrated amid food and medicine shortages and profound political divisions in their country.  Approximately half of those migrants have opted to live in Colombia, and many have arrived with only what they could carry. Providing migrants with access to healthcare, utilities and education may have a negative impact on Colombia’s economy if the Colombian government is not able to respond adequately to legalize migrants, generate programs to help them find formal jobs, and increase tax revenue and consumption.
Moreover, diplomatic relations with Venezuela and Ecuador have from time to time been tense and affected by events surrounding the Colombian military forces’ confrontations with guerilla groups, particularly on Colombia’s borders with each of Venezuela and Ecuador. More recently, the Colombian government joined an international campaign against Nicolás Maduro asking him to relinquish power, which has further increased diplomatic tensions with Venezuela.

On November 19, 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone, which until then had been deemed by Colombia as part of its own exclusive economic zone. A worsening of diplomatic relations between Colombia and Nicaragua involving the disputed waters could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which would be detrimental to Colombian-owned interests in that country.
Further economic and political instability in Colombia’s neighboring countries or any future deterioration in relations with Venezuela, Ecuador, Nicaragua and other countries in the region may result in the closing of borders, the imposition of trade barriers and a breakdown of diplomatic ties, or a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.
Finally, political conditions such as changes in the United States policies related to immigration and remittances could affect the regions in which we operate. Economic conditions in the United States and the region generally may be impacted by the new United States-Mexico-Canada Agreement. This could have an indirect effect on the Colombian economy and other countries in which we may operate.
Financial and Accounting Risks
Foreign Exchange.
Any fluctuation in the exchange rates of foreign currencies may negatively impact our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide from foreign currency fluctuations and can themselves result in losses.
Estimates or Judgments Relating to Critical Accounting Policies.
The preparation of financial statements in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board and GAAP issued by the FASB requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the notes to our financial statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Common Shares. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income tax credits receivable, share based payments, and impairment of non-financial assets.
Tax Risks.
We and our subsidiaries will operate and will be subject to income tax and other forms of taxation in multiple jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, our earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. We may have exposure to greater than anticipated tax liabilities or expenses. We may be subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure may be subject to review by both domestic and foreign taxation authorities and the determination of our provision for income taxes and other tax liabilities will require significant judgment. In addition, we may be subject to different taxes imposed by the Colombian government, and changes within such tax, legal and regulatory framework may have an adverse effect on our financial results.

Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.
As our Company matures we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Shares.
Risks Related to Our Securities
We intend to list our Common Shares for trading on a securities exchange, which would increase our regulatory burden; however, it is uncertain when our Common Shares will be listed on an exchange for trading, if ever.
We intend to seek a listing on the TSX Venture Exchange (the “TSXV”). Our Board of Directors, in its sole discretion, may choose to take actions necessary to list our Common Shares on a national securities exchange, but is not obligated to do so. As a result, our Common Shares sold in this Offering may not be listed on a securities exchange for an extended period of time, if at all. If our Common Shares are not listed on an exchange, it may be difficult to sell or trade in our Common Shares.
Although to date we have not been subject to the continuous and timely disclosure requirements of Canadian securities laws or other rules, regulations and policies of the TSXV, we are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on the TSXV. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our shares that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on the TSXV on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on the TSXV will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.
There is no existing market for our Common Shares, and you cannot be certain that an active trading market or a specific share price will be established.
Prior to this Offering, there has been no public market for shares of our Common Shares. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The Offering price for the Units has been arbitrarily determined by the Company and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Common Shares may decline below the Offering price, and our stock price is likely to be volatile.
Our executive officers and directors and their respective affiliates may continue to exercise significant control over our Company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Our executive officers and directors currently represent beneficial ownership, in the aggregate, of approximately 5.00% of our outstanding Common Shares. Immediately following the completion of this Offering, and disregarding any Units that they purchase in this Offering, if any, the existing holdings of our executive officers and directors and their affiliates will represent beneficial ownership, in the aggregate, of approximately 2.25% of our outstanding Common Shares, assuming we sell the maximum number of Units offered in this Offering and issue 85,714,285 Common Shares (assuming 28,571,428 Warrant Shares are issued) to the subscribers in the Offering. Please see “Security Ownership of Management & Certain Security Holders” on page 36 for more information. As a result, these shareholders may be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders acquired their Common Shares for substantially less than the price of the Units being acquired in this Offering, and these shareholders may have interests, with respect to their Common Shares, that are different from those of investors in this Offering, and the concentration of voting power among one or more of these shareholders may have an adverse effect on the price of our Common Shares. In addition, this concentration of ownership might adversely affect the market price of our Common Shares by:

●	delaying, deferring or preventing a change of control of the Company;
●	impeding a merger, consolidation, takeover or other business combination involving the Company; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Conflicts of Interest.
We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.
We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause the price of our Common Shares to decline.
We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering to fund our business strategy, including without limitation, new and ongoing research and development, cultivation and commercialization operations, offering expenses, working capital and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.
We will incur increased costs as a result of our public reporting obligations, and our management team will be required to devote substantial time to new compliance initiatives.
We may become subject to the periodic reporting requirements for public reporting companies in the United States and Canada in the near future. Particularly after we are no longer an “emerging growth company,” we will continue to incur significant legal, accounting and other expenses that we have not incurred as a private company. Our management and other personnel would need to devote a substantial amount of time to comply with our reporting obligations. Moreover, these reporting obligations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

If our stock price fluctuates after the Offering, you could lose a significant part of your investment.
The market price of our Common Shares could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this Offering Circular, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Common Shares. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
After the completion of this Offering, we may be at an increased risk of securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If our stock price decreases and we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
We do not intend to pay dividends on our Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.
We have never declared or paid any cash dividend on our Common Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares will depend upon any future appreciation in their value. There is no guarantee that the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares will appreciate in value or even maintain the price at which you purchased them.
We may terminate this Offering at any time during the Offering Period.
We reserve the right to terminate this Offering at any time, regardless of the number of Units sold. In the event that we terminate this Offering at any time prior to the sale of all of the Units offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.
There is no minimum offering amount.

The Company is offering stock in the amount of up to $50 million in this offering. There is no minimum amount the Company needs to raise before it can close on subscriptions and deploy such capital. This means any investment made by an investor will be immediately available to Company. If the Company does not raise the full amount of this Offering, it may not have the capital resources necessary to fund the plans outlined in “Use of Proceeds.” In such event, an investor in this Offering may lose its entire investment.

Forum Selection

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related to federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, the Exchange Act or the rules and regulations thereunder. We believe that these exclusive forum provisions apply to claims arising under the Securities Act or the Exchange Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

Investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. These forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us.   Alternatively, if a court were to find a provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

DILUTION

As at the date of this Offering Circular, an aggregate of 70,000,000 Common Shares are issued and outstanding.

If you purchase Units in this Offering, your ownership interest in our Common Shares will be diluted immediately, to the extent of the difference between the price to the public charged for each Unit in this Offering and the net tangible book value per share of our Common Shares after this Offering.

Our net tangible book value as of December 31, 2020 was $22,500, or $0.00 per share, based on 70,000,000 outstanding Common Shares as of the date of this Offering Circular. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of Common Shares outstanding, all as of the date specified.

If the Maximum Offering, at an offering price of $0.50 per Unit and $0.75 per Warrant Share, is sold in this Offering, after deducting approximately $1,750,000 in offering expenses payable by us, our pro forma as-adjusted net tangible book value at December 31, 2020 would be approximately $48,272,500, or $0.31 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.31 per share to our existing shareholders as of the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately $0.27 per share to new investors purchasing Units in this Offering at a price of $0.50 per Unit.

The following table illustrates the approximate per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units and the Warrant Shares offered for sale in this Offering (after deducting our estimated offering expenses of $1,750,000):

Funding Level	$48,250,000	$36,187,500	$24,125,000	$12,062,500
Offering Price per Unit	$0.50	$0.50	$0.50	$0.50
Offering Price per Warrant Share	$0.75	$0.75	$0.75	$0.75
Weighted Average Price per Unit and Warrant Share	$0.58	$0.58	$0.58	$0.58
Pro forma net tangible book value per Common Share before the Offering	$0.00	$0.00	$0.00	$0.00
Increase per Common Share attributable to investors in this Offering	$0.31	$0.27	$0.22	$0.13
Pro forma net tangible book value per Common Share after the Offering	$0.31	$0.27	$0.22	$0.13
Dilution to investors after the Offering	$0.27	$0.31	$0.36	$0.45

The following tables set forth, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units offered for sale in this Offering, the total number of shares previously sold to existing shareholders as of December 31, 2020, including shares issued for services, the total consideration paid for the foregoing (based on cash actually received and the value of shares issued for services), and the respective percentages applicable to such purchased shares and consideration paid based on an average price of $0.02 per share paid by our existing shareholders or as the value of shares issued for services and $0.50 per Unit paid by investors in this Offering.

	Shares Outstanding		Total Consideration
	Amount	Percentage	Amount	Percentage
Assuming 100% of Units Sold:
Existing Shareholders	70,000,000	55%	$1,188,201	4%
New Investors	57,142,857	45%	$28,571,428	96%
Total	127,142,857	100%	$29,759,629	100%

	Shares Outstanding		Total Consideration
	Amount	Percentage	Amount	Percentage
Assuming 75% of Units Sold:
Existing Shareholders	70,000,000	62%	$1,188,201	5%
New Investors	42,857,143	38%	$21,428,571	95%
Total	112,857,143	100%	$22,616,772	100%

	Share Outstanding		Total Consideration
	Amount	Percentage	Amount	Percentage
Assuming 50% of Units Sold:
Existing Shareholders	70,000,000	71%	$1,188,201	8%
New Investors	28,571,429	29%	$14,285,714	92%
Total	98,571,429	100%	$15,473,915	100%

	Shares Outstanding		Total Consideration
	Amount	Percentage	Amount	Percentage
Assuming 25% of Units Sold:
Existing Shareholders	70,000,000	83%	$1,188,201	14%
New Investors	14,285,714	17%	$7,142,857	86%
Total	84,285,714	100%	$8,331,058	100%

The foregoing tables and calculations exclude (i) 7,000,000 Common Shares issuable upon exercise of stock options outstanding which are exercisable at an exercise price of $0.05 per share, and (ii) 7,000,000 Common Shares issuable upon exercise of common share purchase warrants outstanding which are exercisable at an exercise price of $0.05 per share and (iii) Warrant Shares issuable upon the exercise of Warrants exercisable at an exercise price of $0.75 per Warrant Share and any proceeds therefrom.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are being offered pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings, by the management of the Company on a “best-efforts” basis directly to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. We have no minimum capitalization, and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements towards our business strategy, exploration expenses, offering expenses (which include legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering), working capital, general corporate purposes, and other uses, as more specifically set forth in the “Use of Proceeds to Issuer” starting on page 22. There is no arrangement for the return of funds to investors if all of the Units offered are not sold in the Offering.

Our Offering will expire on the first to occur of (a) the sale of all 57,142,857 Units offered hereby, (b) September 7, 2022 or (c) when our Board of Directors elects to terminate the Offering.

There is no arrangement to address the possible effect of the Offering on the price of our Common Shares.

We reserve the right to offer the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares through broker-dealers who are registered with FINRA.  The Company intends to offer the Units in all fifty states, certain provinces in Canada, and other non-U.S. jurisdictions in compliance with governing laws, rules and regulations. The Company has engaged Dalmore Group, LLC (“Dalmore”), a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA, to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with this Offering.  Dalmore’s services include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information.  As compensation for these services, the Company has agreed to pay Dalmore a one-time setup fee in the amount of $5,000, plus a 3% commission on the aggregate amount raised by the Company in this Offering in the specified states, as described in the Broker-Dealer Agreement between the Company and Dalmore. Additionally, the Company has engaged Dalmore as a consultant to provide ongoing general consulting services relating to this Offering and shall pay a one-time consulting fee of $50,000 which is due and payable immediately after FINRA issues a No Objection Letter and this Offering Circular is qualified by the SEC. Additionally, as required by the agreement with Dalmore, the Company shall also be responsible to pay the $8,000 FINRA corporate filing fee.

Generally speaking, Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers and directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii), except that for securities issued pursuant to Rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one Rule 415 registration.

We may be required to retain a broker-dealer or register as an issuer-dealer and/or agent under the blue sky laws of certain states in order to make offers to sell our Units in those states. There can be no guarantee that we will be approved as an issuer-dealer and/or agent in any or all of the states which we determine require such registration.

Transfer Agent and Registrar

The Company has not yet engaged a transfer agent. After qualification of this offering, the Company intends to engage a registered transfer agent which will maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

Selling Security Holders
No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

 USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of our Units in this Offering is $49,999,999.50 (including the proceeds from the issuance of all Warrant Shares upon exercise of Warrants issued in this Offering). The net proceeds from the total maximum offering are expected to be approximately $48,250,000, after the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering). Our estimated offering costs of $1,750,000 include a deduction of 3% of the total gross proceeds for commissions payable to Dalmore on all the Units being offered. We note that this is a conservative estimate, as the 3% commission will only be paid on investments in the seven states where Dalmore is engaged to provide broker-dealer services (Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey), although the Company intends to offer Units in all states within the United States and in certain provinces of Canada (and other non-U.S. jurisdictions). The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. We expect from time to time to evaluate the acquisition of businesses and mining assets for which a portion of the net proceeds may be used.  The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units offered for sale in this Offering.
		Percentage of Offering Sold
	100%	75%	50%	25%
Exploration	$20,000,000	$14,575,000	$10,000,000	$5,525,000
Complete NI 43-101 Technical Report	$200,000	$200,000	$200,000	$200,000
License Acquisition Costs	$2,000,000	$2,000,000	$2,000,000	$2,000,000
General and Administrative	$2,000,000	$2,000,000	$2,000,000	$1,000,000
Strategic acquisitions and related capital expenditures	$10,000,000	$6,000,000	$3,000,000	$Nil
Gold Purchases and Sales Operational Expenditures	$10,800,000	$8,800,000	$5,500,000	$3,000,000
General Corporate Purposes and Working Capital	$3,250,000	$2,612,500	$1,450,000	$337,500

TOTAL	$48,250,000	$36,187,500	$24,150,000	$12,062,500

The Company has a very limited operating history. Our plan of operations for the next few years includes executing on an exploration program which shall include trenching, sampling, induced polarization geophysics (“IP”), ground magnetic geophysics and preliminary metallurgical testing (the “First Exploration Stage”) to identify the gold mineralization zones.  Following the First Exploration Stage, the Company intends to complete a drill program consisting of diamond drilling and RC drilling, with the goal of determining a NI 43-101 compliant mineral resource estimate (“Resource Estimate”) on the Project.  Following the completion of the Resource Estimate, the Company will execute exploration programs and other studies on the Project with the goal of advancing the projects to the preliminary economic assessment stage. Following the completion of the preliminary economic assessment and depending on the recommendations of the assessment, the Company’s current intention would be to complete a preliminary feasibility study on the Project.   The Company shall also use a portion of the proceeds to purchase raw gold from private licensed miners in Colombia and sell such raw gold, at a higher price, to gold refineries in Colombia and internationally, pursuant to its Commercialization License. The Company also intends to use a portion of the proceeds from the Offering to acquire additional gold exploration licenses in Colombia and Latin America currently in the Company’s pipeline.  The amounts set forth above are our current estimates for such development activities, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering and making short-term interest-bearing investments of the proceeds for capital preservation purposes. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors” starting on page 8 for more information regarding the risks associated with an investment in our securities.

The Company intends to use a portion of the proceeds raised in this Offering to fund the compensation payable to its officers, as described under “Compensation of Directors and Executive Officers” below. The Company may, in its discretion, pay its directors cash compensation and compensate them with the proceeds of the Offering.

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

Although our business does not presently generate any cash, we believe that if we raise the maximum amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 24 months. However, if we do not sell the maximum number of Units offered in this Offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses or mining assets, although we have no present commitments or agreements for any specific acquisitions or investments.

DESCRIPTION OF BUSINESS

Corporate Structure

Madre Tierra is a private mineral exploration and development company with its principal place of business in Toronto, Canada and corporate offices in Vancouver, Canada, and its base of technical operations in Bucaramanga, Colombia through its Colombian organized operating subsidiary. The Company’s principal business is the acquisition, exploration and development of gold mineral resource properties in Colombia. The Company’s sole mineral property is the El Carlinita Project and the Company’s goal is to become a producer of gold through the exploration and development of the El Carlinita Project.  The Company also intends to use the Commercialization License to purchase raw gold from private licensed miners and sell such raw gold, at a higher price, to gold refineries in Colombia and internationally.

Madre Tierra, through its 90% owned subsidiary, MTM Sub holds a 100% interest in the 56.5 hectare Project located in the municipalities of Montecristo and Santa Rosa del Sur in the department of Bolivar, Colombia.  All mineral rights are registered with the ANM and are held by MTM Sub.
See “Description of Property” in this Offering Circular for additional information.
Pursuant to our articles of incorporation (our “Articles”), we are authorized to issue an unlimited number of Common Shares. As of December 31, 2020, we had 70,000,000 Common Shares issued and outstanding.

Intercorporate Relationships
We have one 90% owned subsidiary, MTM Sub, incorporated under the laws of Colombia and has its registered office address at Cra. 7 #156-68 Torre 3, Office No. 1103, Bogota, Colombia.
Madre Tierra Mining Ltd. (British Columbia)

90%

Madre Tierra Mining S.A.S. (Colombia)

Narrative Description of the Business

Since the Company’s incorporation in May 2020, the Company has focused on the acquisition and subsequent exploration of the El Carlinita Project, which it acquired on June 10, 2020, the acquisition of the Commercialization Licence, which it acquired on July 30, 2020, and the recruitment of management and directors and raising equity capital to fund exploration of the El Carlinita Project.

The Company was incorporated under the Business Corporations Act (British Columbia) on May 7, 2020.

Effective June 10, 2020, the Company, through MTM Sub, acquired mining license ICQ-080036X-Z1 (the “Mining Licence”), which comprises the Madre Tierra Project, from Ivan Yesid Galvis Chacon and Pablo Cesar Murcia Rodriguez (collectively, the “Vendors”).  In Exchange for the Mining Licence, the Company (i) paid the Vendors COP$80,000,000 (approximately $22,222), (ii) paid COP$11,593,657 (approximately $3,221) to the ANM and Colombian government for past due fees and taxes, (iii) paid COP$33,117,700 (approximately $9,200) to settle certain debts of the Vendors related to the Mining Licence; and (iv) granted the Vendors a 10% equity interest in MTM Sub.  In connection with the acquisition of the Mining Licence, the Company, pursuant to a finder’s fee agreement dated May 15, 2020, engaged Grupo Andino de Inversiones LLC (“Grupo Andino”) to identify potential mining licences and acquisition targets in Colombia and to assist the Company with the completion of any acquisition of such assets.  Grupo Andino identified the Mining Licence for the Company and facilitated the acquisition thereof by the Company from the Vendors.  As consideration for Grupo Andino’s services, the Company agreed to pay Grupo Andino (i) $500,000 on or before June 29, 2021 (not completed), subject to the Company completing an equity or debt financing of a minimum of $2,000,000; and (ii) $500,000 upon the Company commencing a mineral exploration drill program on any mining license in Columbia within 18 months of the acquisition date. As the payment terms are contingent upon certain triggering events that have not taken place, no amounts have been paid or accrued in connection with this agreement. The Company is in discussions with Grupo Andino with respect to the potential amendment of the terms of the agreement.

Effective July 30, 2020, the Company, through MTM Sub, acquired the Commercialization Licence from the MCIT. Pursuant to the Commercialization License, MTM Sub can purchase raw gold from private licensed miners in Colombia and sell such raw gold, at a higher price, to gold refineries in Colombia and internationally.  The Company paid COP$160,000,000 (approximately $44,445) to the MCIT to acquire the Commercialization Licence. In connection with the acquisition of the Commercialization Licence, the Company, pursuant to a finder’s fee agreement dated May 15, 2020, engaged Quantum Energy & Gas LLC (“Quantum”) to assist the Company in soliciting the Commercialization Licence, including assisting the Company with the preparation of all materials required for the application and advising the Company on governmental relations related to the solicitation of the Commercialization Licence.  As consideration for Quantum’s services, the Company agreed to pay Quantum (i) $500,000 on or before June 29, 2021 (not completed), subject to the Company completing an equity or debt financing of a minimum of $3,000,000; and (ii) $500,000 upon the Company commencing the commercial sale of gold pursuant to the Commercialization Licence within 18 months of the acquisition date. As the payment terms are contingent on certain triggering events that have not yet taken place, no amounts have been paid or accrued in connection with this agreement. The Company is in discussions with Quantum with respect to the potential amendment of the terms of the agreement.

Competitive Conditions
The mining business is competitive in all phases of exploration, development and production. Madre Tierra competes with a number of other exploration and mining companies in the search for, and acquisition of, mineral properties or the raising of capital, many of whom have greater financial resources. As a result of this competition, Madre Tierra may be unable to acquire attractive mineral properties in the future on terms it considers acceptable or raise additional capital. Madre Tierra also competes for financing with other resource companies, many of whom have greater financial resources and/or more advanced properties. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to Madre Tierra.
The ability of Madre Tierra to acquire properties or raising additional capital largely depends on its success in exploring and developing its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Madre Tierra may compete with other exploration and mining companies for the procurement of equipment and for the availability of skilled labor. Factors beyond the control of Madre Tierra may affect the marketability of minerals mined or discovered by Madre Tierra.
See “Risk Factors” in this Offering Circular.
Industry and economic factors that may affect our business
Madre Tierra anticipates having to rely on financings through the issuances of Common Stock in order to continue to fund activities. There are significant uncertainties in capital markets impacting the availability of equity financing for the purposes of mineral exploration and development. Certain uncertainties relating to the global economy, political uncertainties and increasing geopolitical risk, increased volatility in the prices of potash and other minerals, as well as increasing volatility in the foreign currency exchange markets may also impact the Company’s business and our ability to raise new capital, and accordingly, may impact our ability to remain a going concern.
Madre Tierra’s operations are also exposed to various levels of regulatory, economic, political and other risks and uncertainties which may impact the Company’s business and our ability to raise new capital. There can be no assurance that Madre Tierra will be able to comply with any a changing regulatory, economic or political environment. See “Risk Factors” in this Offering Circular.
Environmental
Under Colombian law, land ownership creates a presumption of liability for environmental damage in case of the breach of environmental laws, environmental damages, and the breach of an environmental license or any other administrative act issued by environmental authorities. Environmental authorities may investigate potential claims, authorize preventative measures, or impose sanctions to corporations for breaching environmental laws.
General principles of environmental law are set out in Law 99 of 1993. Moreover, article 9 of the National Code of Natural Resources and Protection of the Environment, issued through Decree 2811 of 1974, establishes the principles governing the use of natural resources, including, inter alia, that natural resources must be used without causing any harm to the interests of the community or third parties.
Any person, including corporations, that cause environmental damage while acting under the authority of a permit or environmental license, are responsible for the costs incurred on rectifying the damage. Environmental sanctions are independent from other civil and criminal penalties that may be imposed for the same action or damage. Therefore, environmental damage caused while a party is performing any activity without the required license constitutes a breach of Law 99 of 1993 and may lead to the imposition of sanctions, in addition to civil or criminal proceedings. Furthermore, Parties liable for environmental damage will also be required to carry out studies to assess the characteristics of the damage.

Political and Economic
Stable, Democratic Government
Colombia is a republic, characterized as a democratically elected representative system with a president as its head of state and head of the executive.  The Colombian legislature is made up of a 102-member Senate and a 166-member Chamber of Representatives. On June 17, 2018, Iván Duque Márquez of the right wing Centro Democrático (CD) was elected president. President-elect Duque took office on August 7, 2018.
Colombia has a multitude of political parties and coalitions divided along ideological or single issue lines. Changes in who holds political office at both the national and regional level is common.
Political conditions in Colombia are generally stable. However, large portions of the country remain in the control of armed groups, despite efforts to advance peace processes.
Risks Faced by Foreign Companies Operating in Colombia
Although Colombia is generally open to foreign direct investments, foreign companies operating in Colombia face a number of risks. For example, while Colombia has a strong legal framework for commercial matters that defines the rights of businesses, reviews regulatory enforcement procedures and resolves contract disputes, the system is constrained by delays and corruption. A lack of coordination between government bodies and a lack of available resources have contributed to the delays. The time between when a plaintiff files a lawsuit and a resolution averages 1,288 days; the enforcement of an award granted due to an arbitration can take up to two years. Furthermore, high profile corruption cases continue to frequently arise despite many anti-corruption initiatives being implemented in the past eight years by outgoing president Juan Manuel Santos.
Furthermore, while free trade agreements, economic integration agreements, and other initiatives have streamlined the process for importing and exporting goods in Colombia, barriers to trade persist. For example, theft in both customs warehouses and of transportation trucks continues to be an issue. Additionally, customs officials can detain shipments indefinitely for errors ranging from incorrect tariff schedule classifications to typographical errors in paperwork.
Lastly, a lack of effective enforcement of labour law, particularly in rural areas, creates a reputational risk for foreign companies operating in Colombia. Moreover, decreases in the number of inspections of workplaces by government labour officials and the inability of inspectors to receive logistical assistance from employers and/or employees when accessing workplaces, are also concerns.
Legal Proceedings

There are no current legal proceedings against the Company.

Employees/Consultants

We have four part-time consultants located in Canada and four part-time consultants in Colombia. We do not currently have any pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Corporate Information

Our headquarters are located at 1321 Blanshard Street, Suite 301, Victoria, British Columbia, Canada V8W 0B6 Canada, and our telephone number is 1-855-501-1334. Our website address is www.madretierragold.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

DESCRIPTION OF PROPERTY

El Carlinita Project

Project Description and Location

The Carlinita Project is located 199 km from the city of Bucaramanga and 260 km from Cartagena de Indias, the capital of the Department of Bolivar.  Each of Bucaramanga and Cartagena has an international airport.  The Project is in the southern region of the Department of Bolivar the municipalities of Santa Rosa del Sur and Montecristo.

Clasificación: Uso Interno

973800
975500
977200
978900
1392900
1391200
1389500
1387800
N
S
E
W
MPIO. ARENAL
Cristalina mine
Facil mine
Vieja mine
Chelin mine
Cangrejo mine
MPIO. MORALES
MPIO. MONTECRISTO
Teta mine
1
2
3
MPIO. SANTA ROSA DEL SUR
Sources: Esri, HERE, Garmin, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), (c) OpenStreetMap contributors, and the GIS User Community

N°	MINE NAME
1	Cangrejo Mine
2	Facil Mine
3	Cristalina Mine
4	Chelin Mine
5	Teta Mine
6	Vieja Mine
7	Nueva Mine
8	Tigre Mine
9	Nubia Mine
10	El Negro Mine
11	Gato Mine

LOCATION PLAN MINING TITLE

0 125 250 500 750 1.000 1.250 1.500
Metros

SCALE 1:14.000

COORDINATE SYSTEM: MAGNA COLOMBIA BOGOTA

CONVENTIONS

Road Representation:
- Road, Path
- Pedestrian way boundary
- Road Type 1
- Road Type 2
- Road Type 3
- Road Type 4
- Road Type 5
- Road Type 6

Simple drain Representation:
- Intermittent, NO
- Intermittent, YES
- Permanent, NO
- Permanent, YES
- Mine
- Mining title object of study
- Properties
- Municipalities

LOCATION

TABLE OF COORDINATES		
MINING TITLE		
POINT	EAST	NORTH
1	975593	1389743
2	976481	1389735
3	976490	1388485

GENERAL LOCATION

SUCRE
BOLÍVAR
CESAR
SANTANDER
ANTIOQUIA
Sources: Esri, Garmin, USGS, NPS

MADE BY:

DATE:
MARCH DE 2021

Creador del documento: LENOVO - INGICAT

This shows the location of the Project site:

Ownership of Title and Mining Rights

The book value of the El Carlinita Project is 20,000,000 COP (US$5,620). The Company holds one mining license, ICQ-0800362X, comprising 56.5 hectares. All mineral rights for the El Carlinita Project registered with the ANM in Colombia are held by Madre Tierra’s majority owned local subsidiary, MTM Sub. The Mining License was issued on July 21, 2009 to the Vendors and expires on July 20, 2039. The Mining License can be extended for an additional 30-year term. MTM Sub acquired the Mining License on June 10, 2020.  In order to maintain the Mining License in good standing, MTM Sub must pay annual license fees of approximately COP$1,900,000 (approximately USD$532).  In order to commence with a drill program during the term of the Mining License, MTM Sub will need to obtain an environmental management plan approval (Plan de Manejo Ambiental, in Spanish) (the “PMA”) from the Colombian Ministry of the Environment.  In order to commence with the construction of an operational mine, MTM Sub will have to obtain the Plan of Works and Labor approval (Programa de Trabajos y Obras, in Spanish) (the “PTO”) from the ANM.

Geological Setting

The Mining License is located on the physiographic region of the Serrania de San Lucas (“SSL”) located to the north of Colombia. The SSL represents a continental margin volcano-magmatic arc complex of late Triassic to late Jurassic age.  From a geologic and stratigraphic point of view, the SSL is made up by the Meso - to early Neo-proterozoic age basement, represented by granites and metamorphic rocks including quartz-feldspar gneiss, amphibolite, and granulite (Cuadros, 2010; Cuadros et al., 2014). These rocks partially outcrop to the north of the SSL.

The basement is unconformably overlaid by a thick late Triassic-early Jurassic volcano-sedimentary sequence deposited under extensional tectonic processes, which gave rise to deposition of rift-related sedimentary sequences such as: Sudan and Morrocoyal Formations, represented by fluvial and shallow marine sediments along with incipient subaerial dacite-andesite explosive volcanism (Clavijo, et al., 2008; Leal-Mejía, 2011). This sedimentary sequence is transitional into the overlying Norean volcano-sedimentary sequence represented by calc-alkaline, intermediate to felsic, pyroclastic-dominated rock types, including andesitic to dacitic tuff and agglomerate, locally intercalated with andesite flows. This volcano-sedimentary sequence is intruded by the subduction-related Norosi and San Martin batholiths dioritic through granodioritic plutons of metaluminous, high-K calc-alkaline affinity. From a metallogeny point of view, mineral deposit-styles recognized in the SSL including: km-scale batholith-rooted, auriferous veins and vein swarms with localized breccias, disseminations and replacement-style mantos hosted by the Jurassic Norosi batholith and the volcano-sedimentary sequence of the Norosi Formation. (Leal-Mejia, 2014; Shaw, et al., 2019).

In the area comprising the Mining License, Jurassic volcano-sedimentary sequences correlated with the Norean Formation, are intruded by Jurassic granodioritic rocks, correlated with the Norosi batholith. Strong structural control is evidenced in the area by the presence of NE and NW- striking regional faults, which represent the first or second order structural systems, which are evidenced through geophysical anomalies.

The mineralization style observed in the region and Mining License area corresponds to quartz + pyrite + chalcopyrite ± sphalerite ± galena veins hosted by intrusive rocks or close to the intrusive contact with volcano-sedimentary rocks.

Prior History

Prior to the Company’s acquisition of the Mining Licence, there was no recorded history of mining operations or development of mining infrastructure on the El Carlinita Project. Previous owners have conducted minimal investigations on the property including imaging and soil testing. The Company has commissioned a study on the property, the results of which are outstanding.

Present Condition

This is a new exploration project. No work has been completed on the El Carlinita Project other than some surveying work that is ongoing by the Company.  There are no infrastructure, equipment or facilities located on the property. The primary means of transportation to deliver materials for construction of the Project will be through the roads from Santa Rosa del Sur.  The El Carlinita Project is located near several private operating mines and artisanal mines.

Exploration

To date, the Company has conducted remote sensing topographic mapping using drones and satellite imaging as well geological and geomorphological surveys.

Permitting and Encumbrances

There are no significant encumbrances on the area comprising the Mining License. In order to maintain the Mining License in good standing, MTM Sub must pay annual license fees of approximately COP$1,900,000 (approximately USD$532).

In order to commence with a drill program, MTM Sub will need to obtain a PMA from the Colombian Ministry of the Environment.  To obtain the PMA, the Colombian Ministry of the Environment will conduct an environmental assessment of the proposed drill program.  The Company expects to obtain the PMA in Q2 2021.

Planned Operations

Madre Tierra plans to initially undertake a 12-month exploration program which is budgeted to include the drilling of 39,500 meters of reverse circulation and diamond drill holes.  The drilling will be initiated subsequent to an additional program of trenching, sampling and geophysical work to identify potential gold mineralization zones.  The bulk of the holes will be spotted based on a combination of the detailed mapping, trenching and sampling, and in conjunction with the geophysics that has been performed to date. This drilling will be followed up with infill drilling on 50-meter sections in the areas identified as hosting significant gold mineralization. In addition to the drilling, the planned program also entails additional trenching and sampling along with continued metallurgical testing.   The results of the drilling program and related exploration work will be used to prepare an independent National Instrument 43-101 compliant mineral resource estimate and technical report.  Madre Tierra expects to engage a recognized independent geological/engineering firm to complete such report.

Gold Commercialization Licence
Madre Tierra, through MTM Sub, was issued the Commercialization Licence on July 30, 2020 by the MCIT. See Exhibit 6.2 for an English translation of the license. Currently, there are only 24 Commercialization Licences in good standing in Colombia.
Pursuant to the Commercialization License, MTM Sub intends to purchase raw gold from private licensed miners and sell such raw gold, at a higher price, to gold refineries in Colombia and internationally.  Subject to obtaining adequate financing, Madre Tierra shall recruit a sales team to identify private licensed miners and purchase raw gold from such entities. The purchased raw gold will then be sold, at a higher price, to refineries in Colombia and Internationally.  Purchasing and selling gold is restricted by the Colombian government and only companies with Commercialization Licenses may engage in such transactions.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with the consolidated financial statements and notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” starting on page 8, “Cautionary Statement Regarding Forward-Looking Statements” starting on page 2 and elsewhere in this Offering Circular. Please see the notes to our consolidated financial statements for information about our significant accounting policies, critical estimates, judgements and financial management and risk management.

General

We were formed as a British Columbia limited company on May 7, 2020.  The Company was formed to engage in gold exploration and mining in Colombia and elsewhere in South America.

Results of Operations

The following represents our performance highlights:

Revenues

As of December 31, 2020, the Company has not generated any revenue.

General and Administrative Expenses

The Company had a net loss of $1,165,707 during the period from incorporation on May 7, 2020 to December 31, 2020. The bulk of the expenses of the Company during the fiscal year ending December 31, 2020 are attributable to consulting and management fees. The Company issued 47,595,100 common shares to consultants and an officer of the Company at a price of $0.02 per share for the value of $951,902 based on the value of consulting services agreed upon by consultants and directors of the Company. Of the 47,595,100 common shares issued, a total of 500,000 common shares with a value of $10,000 were granted to an officer of the Company.

Liquidity and Capital Resources

As of December 31, 2020, the Company had $122,974 in cash on hand. We have received $236,298 in cash investments from our founders, officers and directors in return for Common Shares. In addition, we have issued 7,000,000 options to purchase common stock of the Company at $0.05 per share, and warrants to purchase 7,000,000 shares of our common stock at $0.05 per share.

Capital Resources

We have significantly limited financial resources and our plan to enter the gold mining business cannot be funded with our existing resources. We believe these cumulative factors raise doubt about our ability to continue as a going concern. As a result of our decision to enter gold exploration and mining production market we expect to incur significantly higher costs and our resources are insufficient to cover those expected costs without raising capital. We do not consider our available cash and current assets to be sufficient to meet our future business plans without additional sources of liquidity. Without additional revenues, working capital loans, or equity investment, there is substantial doubt as to our ability to continue operations.

We believe these conditions have resulted from the inherent risks associated with emerging growth companies. Such risks include, but are not limited to (i) uncertainty of gold and mineral production, (ii) changes in commodity prices at levels sufficient to cover our costs and provide a return for investors, (iii) our ability to attract additional capital in order to finance growth, and (iv) being able to successfully compete with other comparable companies in Colombia and the surrounding region that have substantially more financial resources than us.

We believe that our capital resources are insufficient for ongoing operations, with minimal current cash reserves, particularly given the resources necessary to expand our business. We will likely require considerable amounts of financing to make any significant advancement in our business strategy. There is presently no agreement in place that will guarantee financing for us, and we cannot assure you that we will be able to raise any additional funds, or that such funds will be available on acceptable terms. Funds raised through future equity financing will likely be substantially dilutive to current shareholders. Lack of additional funds will materially affect our business and may cause us to substantially curtail or even cease operations. Consequently, you could incur a loss of your entire investment in our business.

Going Concern

Our financial statements have been prepared on a going concern basis which assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Realization values may be substantially different from carrying values as shown and the financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The Company’s future viability depends upon the acquisition and financing of mineral exploration or other projects. If the mineral projects are to be successful, additional funds will be required for development and, if warranted, to place them into commercial production. The sources of future funds presently available to the Company is through the issuance of common shares. The ability of the Company to arrange such financing will depend, in part, on prevailing market conditions as well as the business performance of the Company. These events and conditions indicate the existence of a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. There can be no assurance that the Company will be successful in its efforts to arrange the necessary financing, if needed, on terms satisfactory to the Company. If additional financing is arranged through the issuance of shares, control of the Company may change, and shareholders may suffer significant dilution.

12-Month Plan of Operation

Our 12-month plan is to raise additional capital to support the development of El Carlinita Project. Our key planned activities and milestones to achieve our 12-month plan are set out under “Description of the Business – El Carlinita Project – Planned Operations”.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Sasha Kaplun	Chief Executive Officer	37	June 2020 – Present	30
Robert Harrison	Chief Financial Officer	62	July 2020 – Present	15
Oscar Sepulveda	VP Exploration	67	July 2020 – Present	40
Directors:
Joel Freudman	Chairman	35	May 2020 – Present	N/A
Sasha Kaplun	Director	37	May 2020 – Present	N/A
Michael Chow	Director	43	May 2020 – Present	N/A
Peter Simeon	Director	44	May 2020 – Present	N/A

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Certain Relationships

Except as set forth above and in our discussion below in “Interest of Management and Others in Certain Transactions,” none of our directors or executive officers have been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Business Experience

Sasha Kaplun, Chief Executive Officer and Director:

Sasha Kaplun has over 15 years of capital markets experience across trading, equity research and investment banking. He began his career as an analyst with Citigroup in Toronto in their trading and risk treasury group and then with Citi’s investment management group. After completing his MBA he worked two years as an associate at CEO Capital a boutique private equity firm specializing in turnarounds and restructuring of diversified and industrial companies. Mr. Kaplun was previously a partner at Clarus Securities for 6 years where he started as an equity research associate in the metals mining sector before moving over to investment banking where he specialized in mining, diversified, technology and cannabis sectors.
Mr. Kaplun holds a Bachelor’s Degree in Business Commerce from Niagara University where he played NCAA Division 1 Men’s Soccer and completed his MBA at the Schulich School of Business, York University in Toronto.

Robert Harrison, Chief Financial Officer:

Robert Harrison is a FCPA, FCGA and received his CGA designation in 1991. Mr. Harrison has a 40-year career in accounting, working for firms in the areas of commercial real estate, transportation, waste management, vehicle leasing, food and beverage operations, radio stations, aquaculture and public accounting. During the previous five years, Mr. Harrison has been the CFO of the privately held, owner operated Trius Group of Companies. In addition, he is the CFO of the public companies TRU Precious Metals Corp. (formerly Trius Investments Inc.) and IM Exploration Inc.
Oscar Sepulveda, VP Exploration:
Oscar Sepulveda is a geologist with over 20 years of experience in planning, management and development of “greenfield” exploration programs, both for small and large companies, including: Muriel Mining Corp, Gold-Plata Ltd, Geominera S.A and AngloGold Ashanti Colombia S.A. (“AGAC”). Mr. Sepulveda has been directly involved in the development of exploratory programs at various phases for Au-Cu-Mo Porphyry type deposits, Au-Ag veined Orogenic Systems and Gold Systems associated with intrusions, with special focus on the Northern Andes Block. As a member of the technical staff of AGAC (2003-2013), he was an integral part of the team responsible for the discoveries of the porphyry deposits of La Mina in 2004, Quebradona in 2005 and La Colosa in 2006. He well also directly involved in the early exploration stages of the Gramalote deposit. Mr. Sepulveda also participated in the joint venture between Gold-Plata and Goldfiends Ltd that led to the discovery of the Au-Cu porphyry from Titiribí in 1996.

Since July 2015, he has overseen general management of METALS Consulting S.A.S, in which he has lead consulting work in the South of Boliva and generation of exploration targets in different areas of Colombia. From September 2017 to July 2018, he served as the VP of Exploration at Royal Road Minerals Ltd, responsible for the exploration program in Nicaragua (JV Mineros S.A.- RRM) and Colombia.
Mr. Sepulveda holds a Bachelor’s degree in Geology from Caldas University in Manizales, Colombia as well as a Master’s Degree in Exploration and Geology from Rhodes University in South Africa.
Joel Freudman, Chairman:

Joel Freudman has served as Chairman of the Board of Directors of the Company since its inception in May 2020. Mr. Freudman is the Founder and President of Resurgent Capital Corp., a privately-owned merchant bank, and serves as a director and/or officer of a number of other micro-capitalization public and private companies, including TRU Precious Metals Corp. and Holly Street Capital Ltd. Prior to founding Resurgent, he was Legal Counsel at Industrial Alliance Insurance and Financial Services Inc. Mr. Freudman holds a Bachelor of Commerce from University of Toronto and a J.D. from Western University.

Michael Chow, Director:

Michael Chow is currently Head of Syndication at an institutional equity and bond trader at CI Financial, one of the largest mutual fund companies in Canada. He has been in that position for the last three years. Prior to that he was an Associate Vice President in Equity and Debt Capital Markets Investment Banking at Credit Suisse Securities for 4 years, where he advised companies in various industries from tech to mining on raising money in the public and private markets. He holds a B.A from University of Western Ontario.

Peter Simeon, Director:

Peter Simeon is an experienced corporate commercial and securities lawyer. As a partner in Gowling WLG (Canada) LLP’s Toronto office, he focuses his practice on corporate finance, mergers and acquisitions, and structured products.  Working closely with issuers, underwriters and other corporate clients, Mr. Simeon delivers practical, effective advice to help businesses move their transactions forward.  He has acted for clients across a range of industries, such as mining, energy and technology.  His expertise includes public offerings, including initial public offerings, private placements, reverse takeovers and qualifying transactions, bought deal financings, secondary offerings and share and asset purchase transactions.  In addition to his work in private practice, Mr.  Simeon is also an experienced in-house lawyer.  He spent several years as corporate counsel at a multinational technology company and completed a secondment at the Ontario Securities Commission in its Market Regulation Group.  Mr. Simeon is on the board of   directors of Bald Eagle Gold Corp. (TSXV: BIG), Phivida Holdings Inc. (CSE:VIDA), Tolima Gold Inc. (TSXV:TOM) and Cluny Capital Corp. (NEX:CLN.H). He holds an LLB from Osgoode Hall Law School at York University and a BA (Political Studies) from Queen’s University.

Involvement in Certain Legal Proceedings
To our knowledge, none of our current directors or executive officers have, during the past ten years:
• been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

• had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

• been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

• been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

• been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

• been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, when established, will also provide risk oversight in respect of its areas of concentration and reports material risks to the Board for further consideration.

Term of Office

Each of our officers holds office until his or her successor is elected and qualified. Directors are appointed to serve for one year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

• the director is, or at any time during the past three years was, an employee of the Company;

• the director or a family member of the director accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

• the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the Company made, or from which the Company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

• the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the Company served on the compensation committee of such other entity; or

• the director or a family member of the director is a current partner of the Company’s outside auditor, or at any time during the past three years was a partner or employee of the Company’s outside auditor, and who worked on the Company’s audit.

Under such definitions, Joel Freudman, Peter Simeon and Michael Chow are independent directors. However, our Common Shares are not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Family Relationships

There are no familial relationships among any of our directors or officers.

Significant Employees

We do not have any significant employees other than our current directors and executive officers named herein.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company was formed in May 2020.  For the period from incorporation (May 7, 2020) until December 31, 2020, we expect to compensate our highest paid officers and directors as follows:

Name and Capacity	Cash Compensation	Other Compensation(1)	Total Compensation

Sasha Kaplun (CEO//Director)	$53,900.00	$0.00	$53,900.00
Robert Harrison (CFO)	$16,300.00	$0.00	$16,300.00
Oscar Sepulveda (VP Exploration)	$13,700.00	$0.00	$13,700.00
Joel Freudman (Chairman)	$-	$0.00	$-
Michael Chow (Director)	$-	$0.00	$-
Peter Simeon (Director)	$-	$0.00	$-

(1) Any values reported in the “Other Compensation” column, if applicable, represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification (ASC) 718 Share Based Payments, of grants of stock options and warrants to each of our named executive officers and directors.

Director Compensation

We have four directors. We currently do not pay our directors any cash compensation for their services as board members. On May 7, 2020, certain of our directors acting at that time were granted an aggregate of 5,000,000 options to purchase common stock of Madre Tierra at $0.05 per share.

Employment Agreements, Arrangements or Plans

The following describes the respective consulting agreements entered into by the Company and its executive officers in place as of the date hereof.

Sasha Kaplun
The Company has a contract with Sasha Kaplun for provision of consulting services to the Company in Mr. Kaplun’s capacity as Chief Executive Officer dated June 1, 2020, pursuant to which Mr. Kaplun is entitled to compensation for the provision of such services of base fees of CAD$10,000per month.  This agreement provides for a severance payment of six months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.
In the event that there is a change in control of the Company, either Mr. Kaplun or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Kaplun that is equivalent to 12 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Kaplun in the 12 months prior to the change in control.  Following a change in control, all options granted to Mr. Kaplun shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Mr. Kaplun, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Mr. Kaplun under the Company’s share compensation plan, but not yet vested, shall vest immediately.
Robert Harrison
The Company has a contract with Robert Harrison  for consulting services to the Company in Mr. Harrison’s capacity as Chief Financial Officer, dated July 1, 2020, pursuant to which Mr. Harrison is entitled to compensation for the provision of such services of base fees of CAD$3,500 per month.  This agreement provides for a severance payment of six months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.
In the event that there is a change in control of the Company, either Mr. Harrison or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Harrison that is equivalent to 12 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Harrison in the 12 months prior to the change in control.  Following a change in control, all options granted to Mr. Harrison shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to
Mr. Harrison, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Mr. Harrison under the Company’s share compensation plan, but not yet vested, shall vest immediately.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of August 13, 2021, the voting securities beneficially owned by all executive officers and directors as a group. There are no holders who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class(1)(2)
Common	All executive officers and directors as a single class	13,000,000 shares of common stock(1)	6,000,000 common shares issuable upon exercise of stock options and 3,500,000 common shares issuable upon exercise of warrants.	17%
(1) Includes shares issuable upon exercise of warrants and options.
(2) The final column (Percent of Class) includes a calculation of the amount the group owns now, plus the amount the group is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount all executive officers and directors as a single class could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Related Persons

Except as described in the following paragraph, there has not been, nor is there currently proposed, any transaction in which the Company or any of its subsidiaries are or were a participant and the amount involved exceeds the lesser of $120,000 or 1% of the total assets as of February 4, 2021, and in which any of our directors, executive officers, holders of more than 5% of our Common Shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest.

The Company is party to consulting agreements with Sasha Kaplun and Robert Harrison, officers of the Company. Currently, these contracts require payments of approximately CAD $162,000 ($128,250 USD) to be made upon the occurrence of a change in control to the aforementioned officers of the Company. The Company is also committed to a payment to each such officer upon termination of approximately CAD$81,000 ($64,125 USD) pursuant to the term of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these financial statements.

On October 1, 2020, the Company issued 500,000 common shares, with a value of $10,000, to Oscar Sepulveda, an officer of the Company.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions with our executive officer(s), director(s) and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

SECURITIES BEING OFFERED

The following is a summary of the rights of our capital stock as provided in our Articles and Notice of Articles. For more detailed information, please see our Articles and Notice of Articles which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The Company’s Notice of Articles provide that our authorized capital consists of an unlimited number of Common Shares, without par value, which do not have any special rights or restrictions.

As of the date of this Offering Circular, the Company has 70,000,000 Common Shares issued and outstanding.

Rights, Preferences and Restrictions Attaching to Our Common Shares

The Business Corporations Act (British Columbia) provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
•
  subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our Company, to share equally in the remaining property of our Company on liquidation, dissolution or winding-up of our Company; and

•	the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

The provisions in our Articles attaching to our Common Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding Common Shares.

With the exception of special resolutions (e.g. resolutions in respect of fundamental changes to our Company, including: change of our Company’s name, the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding Common Shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings

The Business Corporations Act (British Columbia) provides that: (i) all meetings of shareholders to be held in British Columbia unless (A) a location outside British Columbia  is provided for in  the  Articles, (B)  the Articles do not restrict  the  corporation from approving a  location outside British Columbia and the location is approved by the resolution required by the Articles for that purpose, or, if no resolution is required by the Articles for that purpose, approved by ordinary resolution or (C) if the location for the meeting is approved in writing by the Registrar before the meeting is held;  (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than two months the date on which the meeting is to be held; and (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.;

Pursuant to our Articles, the quorum for the transaction of business at a meeting of our shareholders is at least two persons who are, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least five percent of the issued shares entitled to be voted at the meeting.

Warrants

As of the date of this Offering Circular, the Company has a total of 7,000,000 Common Share purchase warrants issued and outstanding, which are exercisable at a price of $0.05 per share, subject to customary adjustments, over a five year exercise period following the date of issuance.

In this Offering, each Unit includes one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share, subject to customary adjustments, over a 24-month exercise period following the date of issuance.

Fully Paid and Non-assessable

All outstanding Common Shares are, and the Common Shares to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

Resale Restrictions

The Common Shares and Warrants will be separately transferable following the termination of the transfer hold period under law applicable to Canadian investors.

Specifically, the Units to be issued in connection with the Offering, and the Common Shares and Warrants that comprise the Units, will be subject to a statutory hold period in Canada in accordance with Section 2.5(2)(3)(ii) of National Instrument 45-102. Accordingly, an investor in the Units must not trade the Units before the date that is 4 months, and a day after the date such investor acquires the Units.  This hold period will apply to investors located in the United States.

Purchasers under this Offering should consult with their own professional advisers with respect to restrictions on the transferability of the securities offered hereunder.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares immediately following this Offering may be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Common Shares in the secondary market.

Absence of Public Market

The Company, which currently has 20 shareholders, is an alternative reporting company under Regulation A, Tier 2 of the Securities Act. There is no public trading market for the Common Shares of the Company. The Company currently expects, as an alternative reporting company, to qualify its Common Shares for quotation or listing on the TSXV or other secondary market for which the Company’s Common Shares may then qualify in the discretion of the Board of Directors. (See Risk Factors starting on page 8).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act with respect to the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

The Company will be required to make annual and semi-annual filings with the SEC. It will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. The Company will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, and which will include unaudited financial statements for the six months to June 30. The Company will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors, or certain types of capital-raising. The Company will be required to keep making these reports unless it files a Form 1-Z to exit the reporting system, which it will only be able to do if it has less than 300 shareholders of record and have filed at least one Form 1-K.

The Company may supplement the information in this Offering Circular by filing a Supplement with the SEC.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.

MADRE TIERRA MINING LTD.
CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE PERIOD FROM INCORPORATION ON MAY 7, 2020 TO DECEMBER 31, 2020
 (EXPRESSED IN United States Dollars)

Independent Auditor’s Report

To the Shareholders of Madre Tierra Mining Ltd.

Report on the consolidated financial statements
We have audited the consolidated financial statements of Madre Tierra Mining Ltd (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2020, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in equity and consolidated statement of cash flows for the period from incorporation on May 7, 2020 to December 31, 2020, and notes to the consolidated financial statements.

Management’s Responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position as at December 31, 2020, and the consolidated statement of loss and comprehensive loss, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the period from incorporation on May 7, 2020 to December 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a net loss of during the period from incorporation on May 7, 2020 to December 31, 2020. As stated in Note 1, the Company has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this material uncertainty. Our opinion is not modified with respect to this matter.

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario July 8, 2021

Madre Tierra Mining Ltd. Consolidated Statement of Financial Position (Expressed in United States Dollars)
As at December 31, 2020
ASSETS
Current assets Cash	$122,974
Accrued interest receivable	32
Prepaid expenses	822
Total assets	$123,828
LIABILITIES AND EQUITY
Current liabilities Accounts payable and accrued liabilities (note 10)	$101,334
Total liabilities	101,334
Equity
Share capital (note 7)	1,188,201
Deficit	(1,159,352)
Equity attributable to owners of the Company	28,849
Non-controlling interest	(6,355)
Total equity	22,494
Total liabilities and equity	$123,828
Nature of operations and going concern (note 1) Commitment and contingencies (note 11) Subsequent events (note 12)

Approved on behalf of the Board:
/s/Joel Freudman	/s/Sasha Kaplun
Joel Freudman	Sasha Kaplun
Director	Director

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd. Consolidated Statement of Loss and Comprehensive Loss (Expressed in United States Dollars)
From period from incorporation on May 7, 2020 to December 31, 2020
Operating expenses
Consulting and management fees (note 10)	$1,036,207
Professional fees	54,032
General and administrative expenses	70,518
Exploration expenses	5,848
(Gain) on foreign exchange	(875)
Interest (income)	(23)
Net loss and comprehensive loss for the period	$1,165,707
Net loss and comprehensive loss attributable to:
Equity holders	$1,159,352
Non-controlling interest	6,355
Net loss and comprehensive loss for the period	$1,165,707
Basic and diluted net loss per share attributable to equity holders	$(0.03)
Weighted average number of common shares outstanding – basic and diluted	33,305,588

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd.
  Consolidated Statement of Financial Position
  (Expressed in United States Dollars)

	Attributable to owners of the Company
	Number of Shares	Share capital	Deficit	Total	Non- controlling interest	Total equity
Balance, May 7, 2020 (Incorporation)	-	$-	$-	$-	$-	$-
Common shares issued (note 7)	70,000,000	1,188,201	-	1,188,201	-	1,188,201
Net loss for the period	-	-	(1,159,352)	(1,159,352)	(6,355)	(1,165,707)
Balance, December 31, 2020	70,000,000	$1,188,201	$(1,159,352)	$28,849	$(6,355)	$22,494

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd. Consolidated Statement of Cash Flows (Expressed in United States Dollars)
From period from incorporation on May 7, 2020 to December 31, 2020
Operating activities
Net loss	$(1,165,707)
Changes in non-cash working capital
Accrued interest receivable	(32)
Prepaid expense	(822)
Amounts payable and accrued liabilities	1,053,236
Net cash used in operating activities	(113,325)
Financing activities
Proceeds from share issuance	236,299
Net cash provided by financing activities	236,299
Net change in cash	$122,974
Cash, beginning of period	-
Cash, end of period	$122,974

Supplementary information
Shares issued for services (note 7 (b) (iii))	$951,902

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

1.	Nature of operations and going concern

Madre Tierra Mining Ltd. (the “Company” or “Madre Tierra”) was incorporated under the laws of the Province of British Columbia, Canada by Articles of Incorporation, dated May 7, 2020. The Company was formed to engage in gold exploration and mining in Colombia and elsewhere in South America. The address of the Company’s corporate office and principal place of business is 1321 Blanshard Street, Suite 301, Victoria, British Columbia.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Realization values may be substantially different from carrying values as shown and the financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The Company’s future viability depends upon the acquisition and financing of mineral exploration or other projects. If the mineral projects are to be successful, additional funds will be required for development and, if warranted, to place them into commercial production. The sources of future funds presently available to the Company is through the issuance of common shares. The ability of the Company to arrange such financing will depend, in part, on prevailing market conditions as well as the business performance of the Company. These events and conditions indicate the existence of a material uncertainty that may cast substantial doubt on the Company's ability to continue as a going concern. There can be no assurance that the Company will be successful in its efforts to arrange the necessary financing, if needed, on terms satisfactory to the Company. If additional financing is arranged through the issuance of shares, control of the Company may change, and shareholders may suffer significant dilution.

The Company does not have any operating assets that generate revenues and incurred a net loss of $1,165,707 during the period from incorporation on May 7, 2020 to December 31, 2020. As of December 31, 2020, the Company had a working capital of $22,494. These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse police health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company as of July 08, 2021.

2. Basis of presentation and compliance Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The principle accounting policies applied in the presentation of these consolidated financial statements are set out in note 3.

Basis of presentation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis (except for financial instruments carried at fair value), and using the accrual basis of accounting, except for cash flow information.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

2.	Basis of presentation and compliance (continued)

The preparation of consolidated financial statements in accordance with International Accounting Standards (“IAS”) 1, Preparation of Financial Statements, requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies.

Functional currency

The consolidated financial statements are presented in United States dollars unless otherwise noted. Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss. The functional currency of the Company and subsidiary is United States dollars.

Principles of consolidation

The consolidated financial statements reflect the financial position and results of operations of the Company and its 90% owned Columbian subsidiary Madre Tierra Mining S.A.S (subsequently changed to Madre Tierra Mining CI S.A.S). All intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are entities over which the Company has control, where control is defined to exist when the Company is exposed to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

Significant accounting estimates and judgements

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires the Company to make estimates and judgments concerning the future. The Company’s management reviews these estimates and underlying judgments on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting period include determining the fair value of measurements of consolidated financial instruments, and the recoverability and measurement of deferred tax assets.

The significant areas requiring the use of management estimates include:

-	The valuation of share-based compensation (note 3 and 7);
-	The recoverability and measurement of deferred income taxes (note 3 and 8)
-	Income, value added, withholding and other taxes (note 3); and
-	The recognition of contingent liabilities (note 11)

The significant judgments applying to these consolidated financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty (note 1)

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

3.	Significant accounting policies

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements for the period from May 7, 2020 to December 31, 2020.

Share based compensation

Share based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option reserve. The fair value of options is determined using the Black-Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to deficit.

Management determines the fair value of share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Financial instruments

The following is the Company’s accounting policy for financial instruments under IFRS 9 Financial Instruments:

Classification
The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company’s financial instruments consist of the following:

Financial assets	Classification
Cash	Amortized Cost
Accrued interest receivable	Amortized Cost

Financial liabilities	Classification
Accounts payable and accrued liabilities	Amortized Cost

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Measurement

Financial assets and liabilities at amortized cost
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of loss and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI
These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognised in profit or loss. Other net gains and losses are recognised in Other Comprehensive Income (“OCI”). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI
These assets are subsequently measured at fair value. Dividends are recognised as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities
The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Exploration and evaluation assets

The Company expenses exploration and evaluation expenditures as incurred. Exploration and evaluation expenditures include acquisition costs of mineral property rights, property option payments and exploration and evaluation activities.

Once a project has been established as commercially viable, technically feasible and the decision to proceed with development has been approved by the Board of Directors, related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial production. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development, or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred or expensed if incurred during the exploration and evaluation stage. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of loss in the period incurred.

As at December 31, 2020, the Company had no significant restoration and environmental obligations.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Non-Controlling Interest

For non-wholly owned, controlled subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statement of financial position. Loss for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary. Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions. Gains or losses on disposals to non-controlling interests are also recorded in equity

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Impairment of assets

The carrying amount of the Company’s assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

3. Significant accounting policies (continued)

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company is also subject to tax regulations as they relate to flow-through financing arrangements. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Lease policy

Leases – Lessee

A contract is a lease (or may contain a lease) if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A lease liability is recognized at the commencement of the lease term at the present value of the lease payments that are not paid at that date. At the commencement date, a corresponding right- of-use asset is recognized at the amount of the lease liability, adjusted for lease incentives received, retirement costs and initial direct costs. Depreciation is recognized on the right-of-use asset over the lesser of the lease term and the asset’s useful life. The lease liability is subsequently measured at amortized cost using the effective interest method.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Provisions

General
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

Where discounting is used, the increase in the provision due to the passage of time is recognized as a financial cost and included in interest expense.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

3.	Significant accounting policies (continued)

Accounting pronouncements
Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2021. Many are not applicable or do not have a significant impact to the Company and have been excluded. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”) were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”) was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”) was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

4.	Capital risk management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

The Company’s objective in managing capital is to maintain adequate levels of funding to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its mineral property interests and to maintain a flexible capital structure which will optimize the costs of capital at an acceptable risk.

The Company plans to manage its capital structure in a manner that provides sufficient funding for operational activities through funds primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner.

Although the Company has raised funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions for junior mineral exploration companies. The Company makes adjustments to its management of capital in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its costs of capital while maintaining an acceptable level of risk.

There are no restrictions on the Company’s capital and there were no changes in the Company's approach to capital management during 2020.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

5.	Financial instruments and risk management

Fair value

Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal, and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions, and maturities.

The Company classifies the fair value of the financial instruments according to the following hierarchy based on the observable inputs used to value the instrument:

♦	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
♦	Level 2 – Inputs other than quoted prices included in Level 1 that are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
♦	Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur financial loss. The Company’s primary exposure to credit risk is on its cash and other receivable. Cash is held with the same financial institution giving rise to a concentration of credit risk. This risk is managed by using a major United States bank that is high credit quality financial institution as determined by rating agencies.

Foreign exchange risk
Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has operations in Colombia. The Company incurs expenditures in Canadian dollars and Colombian pesos. The greatest risk is the exchange rate of the US dollar relative to the Colombian peso. The Company has not hedged its exposure to currency fluctuations.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Liquidity risk is considered high.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

6.	Mining rights

The Company holds one mining licence, located in Colombia. The mining rights expire on July 20, 2039. In order to maintain the licence in good standing the Company must pay annual licence fees of approximately $532.

Effective June 10, 2020, the Company, through MTM Sub, acquired the mining license (the “Mining Licence”), which comprises the Madre Tierra Project, from Ivan Yesid Galvis Chacon and Pablo Cesar Murcia Rodriguez (collectively, the “Vendors”). In Exchange for the Mining Licence, the Company (i) paid the Vendors COP$80,000,000 (approximately $22,222), (ii) paid COP$11,593,657 (approximately $3,221) to the ANM and Colombian government for past due fees and taxes, (iii) paid COP$33,117,700 (approximately $9,200) to settle certain debts of the Vendors related to the Mining Licence; and (iv) granted the Vendors a 10% equity interest in MTM Sub.

In connection with the acquisition of the Mining Licence, the Company, pursuant to a finder’s fee agreement dated May 15, 2020, engaged Grupo Andino de Inversiones LLC (“Grupo Andino”) to identify potential mining licences and acquisition targets in Colombia and to assist the Company with the completion of any acquisition of such assets. Grupo Andino identified the Mining Licence for the Company and facilitated the acquisition thereof by the Company from the Vendors. As consideration for Grupo Andino’s services, the Company agreed to pay Grupo Andino (i) $500,000 on or before June 29, 2021 (not completed), subject to the Company completing an equity or debt financing of a minimum of $2,000,000; and (ii) $500,000 upon the Company commencing a mineral exploration drill program on any mining license in Columbia within 18 months of the acquisition date. As the payment terms are contingent on certain triggering events that have not taken place, no amounts have been paid or accrued in connection with this agreement. The Company is in discussions with Grupo Andino with respect to the potential amendment of the terms of this agreement.

Effective July 30, 2020, the Company, through MTM Sub, acquired the Commercialization Licence from the MCIT. Pursuant to the Commercialization License, MTM Sub is permitted to purchase raw gold from private licensed miners in Colombia and sell such raw gold to gold refineries in Colombia and internationally. The Company paid COP$160,000,000 (approximately $44,445) to the MCIT to acquire the Commercialization Licence.

In connection with the acquisition of the Commercialization Licence, the Company, pursuant to a finder’s fee agreement dated May 15, 2020, engaged Quantum Energy & Gas LLC (“Quantum”) to assist the Company in soliciting the Commercialization Licence, including assisting the Company with the preparation of all materials required for the application and advising the Company on governmental relations related to the solicitation of the Commercialization Licence. As consideration for Quantum’s services, the Company agreed to pay Quantum (i) $500,000 on or before June 29, 2021 (not completed), subject to the Company completing an equity or debt financing of a minimum of $3,000,000; and (ii) $500,000 upon the Company commencing the commercial sale of gold pursuant to the Commercialization Licence within 18 months of the acquisition date. . As the payment terms are contingent on certain triggering events that have not taken place, no amounts have been paid or accrued in connection with this agreement. The Company is in discussions with Quantum with respect to the potential amendment of the terms of this agreement.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

7.	Share capital

a)	Authorized share capital

Authorized share capital consists of an unlimited number of common shares without par value.

b)	Common shares issued
	Number of common shares	Amount
Balance, May 7, 2020	-	$-
Issuance of common stock (i)	10,590,000	1
Issuance of common stock (ii)	11,814,900	236,298
Issuance of common stock (iii)	47,595,100	951,902
Balance, December 31, 2020	70,000,000	$1,188,201
(i)
On May 7, 2020, the Company issued 10,590,000 common shares, at a price of $0.0000001 per common shares for gross proceeds of $1. The Company retained certain repurchase rights such that if certain milestones are not met the Company may reacquire the common shares at their issue price.

(ii)	On October 1, 2020, the Company completed a non-brokered private placement with the issuance of 11,814,000 common shares, at a price of $0.02 per common share, for gross proceeds of $236,298.
(iii)
On October 1, 2020, the Company issued 47,595,100 common shares to consultants and an officer of the Company at a price of $0.02 per share for the value of $951,902 in payment for the value of their consulting services invoiced to the Company.

c)	Warrants

On May 7, 2020, the Company granted 7,000,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $Nil using the Black Scholes option pricing model based on the following assumptions: risk-free rate of 0.35%, estimated current stock price of $Nil based on the common share issue price on May 7, 2020, expected volatility of 100%, based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%. A total of 3,500,000 warrants with a value of $nil were granted to the directors and officers of the Company. The Company retains certain repurchase rights such that if certain milestones are not met the Company may reacquire the warrants at their issue price ($Nil).

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding are as follows:

	Number of warrants	Weighted average exercise price
Warrants outstanding, May 7, 2020	-	$ -
Warrants issued	7,000,000	0.05
Warrants outstanding, December 31, 2020	7,000,000	$ 0.05

Details of warrants outstanding as of December 31, 2020 are as follows:

Weighted average exercise price	Weighted average contractual life	Number of warrants outstanding
$0.05	4.60 years	7,000,000

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

7.	Share capital (continued)

d)	Stock options

The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the board at the time of grant, but in the event that the shares are traded on any stock exchange (the “Exchange”), may not be less than the closing price of the shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements.

Information relating to share options outstanding as of December 31, 2020 is as follows: The changes in options are as follows:

	Number of options	Weighted average exercise price
Options outstanding, May 7, 2020	-	$ -
Options granted	7,000,000	0.05
Options outstanding, December 31, 2020	7,000,000	$ 0.05
Options exercisable, December 31, 2020	7,000,000	$ 0.05

Details of options outstanding as at December 31, 2020 are as follows:

Weighted average exercise price	Number of options outstanding	Weighted average contractual life	Number of options exercisable	Weighted average contractual life
$0.05	7,000,000	4.60 years	7,000,000	4.60 years

On May 7, 2020, the Company granted 7,000,000 stock options to directors, officers and consultants which are exercisable for a period of five years from the date of the grant at an exercise price of $0.05 per common share. The options vested immediately. The estimated fair value of the options at the grant date was $Nil using the Black- Scholes option pricing model based on the following assumptions: expected dividend yield of 0%; estimated share price of $Nil based on the common share issue price on May 7, 2020; expected volatility of 100%; risk-free interest rate of 0.35%; and an expected average life of 5 years. Of the 7,000,000 options granted, 6,000,000 options with a value of $Nil were granted to the directors and officers of the Company. The Company retains certain repurchase rights such that if certain milestones are not met the Company may reacquire the options at their issue price ($Nil).

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

8.	Income taxes

a)	Provision for income taxes

The reconciliation of the combined Canadian federal and provincial income taxes at statutory rate of 26.5% to the effective tax rate is as follows:
December 31, 2020
Loss before income taxes	$(1,165,707)
Expected income tax recovery based on statutory rate	(309,000)
Adjusted to expected income tax recovery:
Change in foreign exchange rates	(13,000)
Change in tax rates	(3,000)
Change in unrecorded deferred tax asset	325,000
Deferred income tax provision (recovery)	$-

b)	Deferred income taxes

Deferred tax assets are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities.

December 31, 2020
Unrecognized deferred tax assets
Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:
Non-capital loss carry-forwards	$312,000
Total	$312,000

The Company has approximately $1,090,000 of non-capital losses in Canada, and $76,000 of non-capital losses in Colombia, which under certain circumstances can be used to reduce taxable income in future years. The Canadian non- capital losses expire in 2040 and the Colombian non-capital losses expire in 2032.
Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

9.	Loss per share

For the period ended December 31, 2020, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $1,165,707 and the weighted average number of common shares outstanding of 33,305,588.

10.	Related party transactions

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of twenty-four months and change of control contingent provisions (Note 11).

Period from incorporation on May 7, 2020 to December 31, 2020
Directors & officers’ compensation	$71,326

Included in the amounts payable and accrued liabilities as at December 31, 2020 is (1) $54,866 owed to Gestaltqualitat Inc. for consulting services to the Company in the capacity of Chief Executive Officer (Sasha Kaplun is an officer and director of the Company and is also a director and officer of Gestaltqualitat Inc.) and (2) $16,460 owed to Robert Harrison for management services to the Company in the capacity of Chief Financial Officer. These amounts are non-interest bearing, unsecured and due on demand.

On May 7, 2020, the Company issued 3,500,000 common shares to directors and officers of the Company at price of $0.0000001 per common share.

On October 1, 2020, the Company issued of 47,595,100 common shares to consultants and an officer of the Company at a price of $0.02 per share for the value of $951,902 based on the value of consulting services agreed upon by consultants and directors of the Company. Of the 47,595,100 common shares issued, a total of 500,000 common shares with a value of $10,000 were granted to an officer of the Company.

Madre Tierra Mining Ltd.
Notes to Consolidated Financial Statements
For the period from incorporation on May 7, 2020 to December 31, 2020
(Expressed in United States Dollars)

11.	Commitments and contingencies

The Company is party to certain management contracts. Currently, these contract requires payments of approximately CAD $162,000 ($127,000) to be made upon the occurrence of a change in control to the officers of the Company, The Company is also committed to a payment upon termination of approximately CAD$81,000 ($63,500) pursuant to the term of this contract. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

On September 23, 2020, the Company signed a broker-dealer agreement with Dalmore Group LLC (“Dalmore”). To provide operation and compliance services. The Company shall pay a fee equal to 3% on the aggregate amount of funds raised by Dalmore from investors in Washington, Arizona, Texas, Alabama, North Dakota, Florida, and New Jersey. There is also a one-time advance set up fee of $5,000. Additionally, the Company has engaged Dalmore as a consultant to provide ongoing general consulting services relating to the Offering and shall pay a one-time consulting fee of $50,000 which is due and payable after FINRA issues a No Objection Letter and the Offering Circular is qualified by the Securities and Exchange Commission. The agreement is also subject of a 60-day written termination notice by either the Company or Dalmore.

Certain finder’s fee agreements contain contingent payments be made under certain circumstances. See note 6.

The Company’s exploration activities are subject to various federal, state, provincial, and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

From time to time, the Company may be named as a party to claims or involved in proceedings in the ordinary course of its operations. While the outcome of any such matters may not be estimable, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to net income (loss) in that period.

12.	Subsequent events

Offering and Broker Dealer Arrangement

Madre Tierra is offering up to 57,142,857 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share and one-half of one Common Share purchase warrant to purchase one additional Common Share at an exercise price of $0.75 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.50 per Unit. Madre Tierra is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance of any number of units being subscribed pursuant to the Offering.